UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2016

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K a circular to the shareholders of the Company relating to the general mandates to issue and repurchase shares and re-election of retiring directors and Notice of Annual General Meeting (the “AGM”) together with a form of proxy for the AGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
Name:	Wong Nga Lai, Alice
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 14, 2016

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hong Kong Television Network Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the AGM to be held at Theatre B, 22nd Floor, United Centre, 95 Queensway, Hong Kong on Thursday, 19 May 2016 at 11:00 a.m. is set out on pages 14 to 18 of this circular. A form of proxy is also enclosed.

Whether or not you are able to attend and vote at the AGM, you are requested to complete and return the enclosed form of proxy to the Company’s share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No.183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from subsequently attending and voting in person at the AGM or any adjournment thereof should you so wish.

14 April 2016

Appendix I	Explanatory Statement	8

Appendix II	Details of Retiring Directors Proposed for Re-election	11

Notice of AGM		14

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“AGM”	the annual general meeting of the Company to be held at Theatre B, 22nd Floor, United Centre, 95 Queensway, Hong Kong on Thursday, 19 May 2016 at 11:00 a.m.

“Annual Report”	the annual report of the Company for the year ended 31 December 2015

“Articles”	the articles of association of the Company

“Board”	the board of Directors

“Companies Ordinance”	Companies Ordinance, Chapter 622 of the Laws of Hong Kong

“Company”	Hong Kong Television Network Limited

“Director(s)”	the director(s) of the Company

“General Mandates”	the Issue Mandate and the Repurchase Mandate to be sought at the AGM as set out in the Notice of AGM

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Issue Mandate”	a general mandate to allot, issue and deal with Shares not exceeding 20% of the number of the Shares in issue as at the date of passing of the resolution approving the Issue Mandate

“Latest Practicable Date”	8 April 2016, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Notice of AGM”	the notice convening the AGM set out on pages 14 to 18 of this circular

DEFINITIONS

“Repurchase Mandate”	a general mandate to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the number of the Shares in issue as at the date of the resolution approving the Repurchase Mandate

“SFO”	Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

“Share(s)”	ordinary share(s) of the Company

“Shareholder(s)”	the registered holder(s) of the Share(s)

“Share Repurchase Rules”	the applicable provisions under the Listing Rules to regulate the repurchase by companies of their own securities listing on the Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs published by Securities and Futures Commission

“%”	per cent.

LETTER FROM THE BOARD

Executive Directors:	Registered Office:
Mr. Wong Wai Kay, Ricky	13th Floor
Mr. Cheung Chi Kin, Paul	Trans Asia Centre
Ms. To Wai Bing	18 Kin Hong Street
Ms. Wong Nga Lai, Alice	Kwai Chung
New Territories
Independent Non-executive Directors:	Hong Kong
Mr. Lee Hon Ying, John
Mr. Peh Jefferson Tun Lu
Mr. Mak Wing Sum, Alvin

14 April 2016

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

AND

RE-ELECTION OF RETIRING DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

I.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the AGM for (i) the grant to the Directors the General Mandates; and (ii) the re-election of retiring Directors.

II.	GENERAL MANDATES

At the AGM, ordinary resolutions will be proposed to grant to the Directors the General Mandate as follows:

(a)	to grant to the Directors the Issue Mandate to exercise the powers of the Company to allot, issue and otherwise deal with additional Shares up to a maximum of 20% of the number of the Shares in issues as at the date of the passing of such resolution;

LETTER FROM THE BOARD

(b)	to grant to the Directors the Repurchase Mandate to enable them to repurchase Shares up to a maximum of 10% of the number of the Shares in issue as at the date of the passing of such resolution; and

(c)	to increase the number of Shares to be allotted and issued under the Issue Mandate by an additional number representing such number of Shares repurchased under the Repurchase Mandate.

The general mandates will expire at the conclusion of the AGM and the purpose of this circular is to request your support to renew the General Mandates at the AGM.

Under the Listing Rules, the Company is required to give to the Shareholders all information which is reasonably necessary to enable the Shareholders to make an informed decision as to whether to vote for or against the resolution to grant to the Directors the Repurchase Mandate. The explanatory statement as required by the Listing Rules is set out in Appendix I to this circular.

(a)	Issue Mandate

At the AGM, an ordinary resolution will be proposed which, if passed, will give the Directors the Issue Mandate to exercise the powers of the Company to allot, issue and otherwise deal with additional Shares up to a maximum of 20% of the number of the Shares in issue at the date passing of the resolution, details of which are set out in the ordinary resolution No. 4 in the Notice of AGM. In addition, conditional upon the proposed ordinary resolution to grant to the Directors the Repurchase Mandate being passed, an ordinary resolution will be proposed to authorise the Directors to allot, issue and otherwise deal with new Shares up to an amount equal to the aggregate number of the Shares repurchased by the Company in order to provide flexibility for issuing new Shares when it is in the interests of the Company.

The Company had an aggregate of 809,016,643 Shares in issue as at the Latest Practicable Date. Subject to the passing of the ordinary resolution No. 4 for the approval of the Issue Mandate, the Company will therefore be allowed to allot and issue up to a maximum of 161,803,328 Shares, representing 20% of the number of the Shares in issue.

The Issue Mandate will expire on the day being the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws of Hong Kong to be held; and (iii) the date on which the authority set out in such resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

LETTER FROM THE BOARD

(b)	Repurchase Mandate

An ordinary resolution will be proposed at the AGM to grant to the Directors the Repurchase Mandate, details of which are set out in the ordinary resolution No. 5 in the Notice of AGM. The Shares which may be repurchased pursuant to Repurchase Mandate is limited to a maximum of 10% of the number of the Shares in issue at the date of passing of the resolution approving the Repurchase Mandate.

The Company had an aggregate of 809,016,643 Shares in issue as at the Latest Practicable Date. Subject to the passing of the ordinary resolution No. 5 for the approval of the Repurchase Mandate, the Company will therefore be allowed to repurchase up to a maximum of 80,901,664 Shares, representing 10% of the number of the Shares in issue.

The Repurchase Mandate will expire on the day being the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles or any applicable laws of Hong Kong to be held; and (iii) the date on which the authority set out in such resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

Details of the above ordinary resolutions are set out in ordinary resolutions Nos.4, 5 and 6 in the Notice of AGM.

III.	RE-ELECTION OF RETIRING DIRECTORS

In accordance with Articles 96 and 99 of the Articles, Ms. To Wai Bing, Mr. Lee Hon Ying, John and Mr. Mak Wing Sum, Alvin will retire from office by rotation at the AGM and, being eligible, will offer themselves for re-election.

Pursuant to the code provision A.4.3 of the Corporate Governance Code and Corporate Governance Report set out in Appendix 14 to the Listing Rules, any further appointment of independent non-executive director serving more than nine years should be subject to a separate resolution to be approved by the shareholders. Notwithstanding that Mr. Lee Hon Ying, John has served as an independent non-executive Directors for more than nine years, (i) the Board has assessed and reviewed the annual confirmation of independence based on the requirement set out in Rule 3.13 of the Listing Rules and affirmed that Mr. Lee Hon Ying, John remains independent; (ii) the nomination committee of the Company has assessed and is satisfied of the independence of Mr. Lee Hon Ying, John; and (iii) the Board considers that Mr. Lee Hon Ying, John remains independent of management and free of any relationship which could materially interfere with the exercise of his independent judgement. Notwithstanding the length of his service, the Company believes that his valuable knowledge and experience in the Group’s business will continue to benefit the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

The re-appointment of Directors has been reviewed by the nomination committee of the Company, which made recommendation to the Board that the re-election be proposed for Shareholders’ approval at the AGM.

Hence, the Board proposes to re-appoint Ms. To Wai Bing, Mr. Lee Hon Ying, John and Mr. Mak Wing Sum, Alvin as Directors at the AGM. Biographical details of the Directors who are proposed for re-election at the AGM are set out in Appendix II to this circular.

IV.	AGM

Notice of AGM is set out on pages 14 to 18 of this circular. The AGM to be held on, Thursday, 19 May 2016 at 11:00 a.m. for the purpose of considering and, if thought fit, passing the resolutions set out therein.

Whether or not you are able to attend and vote at the AGM, you are requested to complete and return the enclosed form of proxy to the Company’s share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No.183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy will not preclude you from subsequently attending and voting in person at the AGM or any adjourned meetings should you so wish.

V.	VOTING PROCEDURES BY SHAREHOLDERS

Pursuant to Rule 13.39(4) of the Listing Rules, any votes of shareholders at a general meeting must be taken by poll (except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands). The chairman of the AGM will therefore demand a poll for every resolution put to the vote of the AGM pursuant to Article 71 of the Articles. An announcement on the poll vote results will be made by the Company after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

VI.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

VII.	RECOMMENDATION

The Directors consider that all the resolutions proposed in respect of the above, including the proposals for the grant of the General Mandates and the re-election of the retiring Directors are in the best interests of the Company and the Shareholders as a whole. The Directors therefore recommend all Shareholders to vote in favour of all the resolutions set out in the Notice of AGM.

Yours faithfully,
By Order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

APPENDIX I	EXPLANATORY STATEMENT

This is the explanatory statement, as required by the Listing Rules, to provide the Shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the ordinary resolution to approve the Repurchase Mandate. This explanatory statement also constitutes the memorandum required under Section 239 of the Companies Ordinance.

SHARE REPURCHASE RULES

The Share Repurchase Rules provide that all proposed repurchase of securities by a company with listing on the Stock Exchange must be approved in advance by an ordinary resolution of its shareholders in general meeting, either by way of a general mandate or by a specific approval of a particular transaction. A maximum of 10% of the fully paid-up securities of a company as at the date of the passing of the relevant resolution may be repurchased on the Stock Exchange.

SHARE CAPITAL

As at the Latest Practicable Date, the number of Shares in issue was 809,016,643.

Subject to passing of the relevant ordinary resolution and on the basis that no further Shares will be issued or repurchased prior to the AGM, the Company would be allowed to repurchase a maximum of 80,901,664 Shares, equivalent to 10% of the number of the Shares in issue during the Relevant Period (as hereinafter defined) in which the general mandate to repurchase Shares remains in force. Any Shares repurchased pursuant to the general mandate to repurchase Shares must be fully paid-up.

“Relevant Period” means the period from the date of the passing of the relevant ordinary resolution on the general mandate to repurchase Shares until whichever is the earliest of:-

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles, or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in the relevant resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole to have a general authority from the Shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders as a whole.

APPENDIX I	EXPLANATORY STATEMENT

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with the Articles, the Listing Rules and the applicable laws of Hong Kong.

In the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period, there could be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the Annual Report. However, the Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors is from time to time inappropriate for the Company.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the Repurchase Mandate will be in accordance with the Listing Rules and the applicable laws of Hong Kong.

DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell their Shares to the Company or its subsidiaries under the Repurchase Mandate.

As at the Latest Practicable Date, no connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell their Shares to the Company or its subsidiaries nor have they undertaken not to sell any of the Shares to the Company or its subsidiaries in the event that the Company is authorised to make repurchases of Shares.

EFFECT OF THE TAKEOVERS CODE

If as a result of a Share repurchase, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT

As at the Latest Practicable Date, the controlling Shareholders, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul, together with their associates (including Top Group International Limited) beneficially owned 405,428,940 Shares representing approximately 50.11% of the total number of issued Shares and their shareholding will be increased to approximately 55.68% of the total number of issued Shares if the Repurchase Mandate is exercised in full. The Directors believe that such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

No repurchase would be made by the Company of the Shares without the Stock Exchange’s prior approval if such repurchase would result in less than 25% of the number of the Shares in issue being in public hands.

REPURCHASES OF SHARES MADE BY THE COMPANY

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months prior to the Latest Practicable Date were as follows:

	Per Share
	Highest	Lowest
	HK$	HK$
2015
April	3.82	2.69
May	3.17	2.83
June	3.01	2.15
July	2.28	1.65
August	2.28	1.66
September	1.95	1.55
October	1.75	1.62
November	1.70	1.35
December	1.50	1.34

2016
January	1.44	1.14
February	1.58	1.15
March	1.83	1.40
April (up to the Latest Practicable Date)	2.30	1.60

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION

The following is the particulars of the Directors to retire, and proposed to be re-elected at the AGM:

1.	Ms. To Wai Bing, aged 54, was appointed as the Executive Director and Chief Executive Officer of the Group in May 2012. Ms. To is also a director of certain subsidiaries of the Group, a director of Hong Kong TV Shopping Network Company Limited and the Chief Operating Officer of Hong Kong Media Production Company Limited and the Chief Executive Officer of Leader Artiste Management Company Limited. Prior to that, Ms. To was the Managing Director of Business Development of the Group. Ms. To has a Diploma in Electronic Engineering and a Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University. Ms. To re-joined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006. Before joining the Group, Ms. To had worked at Hong Kong Telecom International Limited for 16 years.

As at the Latest Practicable Date, Ms. To has a personal interest in 95,239 Shares. Save as disclosed above, Ms. To does not have, nor is deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Ms. To has entered into a service contract with the Company and is entitled to a basic monthly salary of HK$150,000 and an annual bonus. She has no fixed term of service with the Company and is subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles. The remuneration package entitled by Ms. To is determined by the Remuneration Committee of the Company with reference to her responsibilities, time commitment and prevailing market conditions.

Save as disclosed above, as at the Latest Practicable Date, Ms. To is not related to any directors, senior management, substantial or controlling shareholders of the Company and she did not hold any directorship in other listed companies in the last three years.

Save as disclosed herein, there is no other information related to Ms. To to be disclosed pursuant to the requirements of Rules 13.51(2) of the Listing Rules (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION

2.	Mr. Lee Hon Ying, John, aged 69, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President, International Structure liaising 150 countries worldwide and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Vice President of Parish Council of St. Anthony Church in Hong Kong. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee has also been appointed as the chairman of the Audit Committee and Remuneration Committee and a member of the Nomination Committee of the Company.

As at the Latest Practicable Date, Mr. Lee does not have, nor is deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Mr. Lee has entered into a service agreement with the Company and is entitled to receive an emolument of HK$223,000 per annum. The appointment of Mr. Lee as an Independent Non-executive Director is for a term of one year subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles. The remuneration package entitled by Mr. Lee is determined by the Remuneration Committee of the Company with reference to his responsibilities, time commitment and prevailing market conditions.

Save as disclosed above, as at the Latest Practicable Date, Mr. Lee is not related to any directors, senior management, substantial or controlling shareholders of the Company and he did not hold any directorship in other listed companies in the last three years.

Save as disclosed herein, there is no other information related to Mr. Lee to be disclosed pursuant to the requirements of Rules 13.51(2) of the Listing Rules (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the Shareholders.

3.	Mr. Mak Wing Sum, Alvin, aged 63, was appointed as an Independent Non-executive Director of the Group in September 2013. Mr. Mak has also been appointed as a member of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. He is a Chartered Accountant and is a member of the Canadian Institute of Chartered Accountants as well as a member of the Hong Kong Institute of Certified Public Accountants. Mr. Mak is currently an independent non-executive director of Goldpac Group Limited, I.T Limited, Lai Fung Holdings Limited and Luk Fook Holdings (International) Limited, all companies are listed on The Stock Exchange of Hong Kong Limited. Mr. Mak was admitted as a member of Hong Kong Housing Society in May 2015 and is currently a member of its Audit Committee and Special Committee on Investment. After working in Citibank for over 26 years, Mr. Mak retired in May 2012. He last served as the Head of Markets and Banking for Citibank Hong Kong, being the country business manager for corporate and investment banking business. In Citibank, he had held various senior positions including Head of Global Banking responsible for managing all the coverage bankers. Prior to that, he also managed the Hong Kong’s corporate finance business, regional asset management business and was the Chief Financial Officer of North Asia. Before joining Citibank in 1985, Mr. Mak was an audit group manager at Coopers & Lybrand (now known as PricewaterhouseCoopers). He worked for Coopers & Lybrand for eight years, five of which was in Toronto, Canada. He graduated from University of Toronto with Bachelor of Commerce in 1976.

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED FOR RE-ELECTION

As at the Latest Practicable Date, Mr. Mak does not have, nor is deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the SFO.

Mr. Mak has entered into a service agreement with the Company and is entitled to receive an emolument of HK$209,200 per annum. The appointment of Mr. Mak as an Independent Non-executive Director is for a term of one year subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles. The remuneration package entitled by Mr. Mak is determined by the Remuneration Committee of the Company with reference to his responsibilities, time commitment and prevailing market conditions.

Save as disclosed above, as at the Latest Practicable Date, Mr. Mak is not related to any directors, senior management, substantial or controlling shareholders of the Company and he did not hold any directorship in other listed companies in the last three years.

Save as disclosed herein, there is no other information related to Mr. Mak to be disclosed pursuant to the requirements of Rules 13.51(2) of the Listing Rules (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the Shareholders.

NOTICE OF AGM

NOTICE IS HEREBY GIVEN that the annual general meeting of Hong Kong Television Network Limited (the “Company”) will be held at Theatre B, 22nd Floor, United Centre, 95 Queensway, Hong Kong on Thursday, 19 May 2016 at 11:00 a.m. for the following purposes:

Ordinary Business

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditor of the Company for the year ended 31 December 2015.

2.	To re-elect the retiring directors and to authorise the board of directors of the Company to fix the directors’ remuneration.

3.	To re-appoint Messrs. KPMG as auditor of the Company and to authorise the board of directors of the Company to fix their remuneration.

Special Business

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

4.	“THAT:-

(a)	subject to sub-paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares in the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in sub-paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

NOTICE OF AGM

(c)	the aggregate number of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a) of this resolution, otherwise than pursuant to (i) Rights Issue (as defined below), (ii) the exercise of the rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company and from time to time outstanding, (iii) any share option scheme(s) or similar arrangement for the time being adopted for the grant or issue to eligible participants of rights to acquire shares of the Company, or (iv) any shares allotted in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the number of shares of the Company in issue as at the date of the passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:-

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares or offer or issue of warrants, options or other securities of the Company giving rights to subscribe for shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, or any territory outside, Hong Kong).”

NOTICE OF AGM

5.	“THAT:-

(a)	subject to sub-paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to repurchase shares of the Company, subject to and in accordance with all applicable laws and regulations, articles of association of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company to be repurchased by the Company pursuant to the approval in sub-paragraph (a) of this resolution above during the Relevant Period shall not exceed 10% of the number of the shares of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

NOTICE OF AGM

6.	“THAT, subject to the passing of ordinary resolutions Nos. 4 and 5 above, the authority granted to the directors of the Company pursuant to the ordinary resolution No. 4 above be and is hereby extended by the addition to the aggregate number of shares of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such authority an amount representing the aggregate number of shares of the Company repurchased by the Company under the authority granted pursuant to the ordinary resolution No. 5 above, provided that such extended amount so repurchased shall not be more than 10% of the aggregate number of shares of the Company in issue as at the date of passing this resolution.”

By Order of the Board
Hong Kong Television Network Limited
Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 14 April 2016

Registered Office:

13th Floor

Trans Asia Centre

18 Kin Hong Road

Kwai Chung

New Territories

Hong Kong

Notes:

1.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarised copy thereof must be delivered to the Company’s share registrar (the “Share Registrar”), Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

NOTICE OF AGM

4.	For the purpose of ascertaining shareholders’ rights of attending and voting at the meeting, the register of members of the Company will be closed from Tuesday, 17 May 2016 to Thursday, 19 May 2016, both days inclusive, during which period no transfer of shares shall be effected. In order to entitled to attend and vote at the meeting, all transfer documents accompanied by the relevant share certificates, must be lodged with the Share Registrar, at Shops 1712-1716, 17th Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on Monday, 16 May 2016.

5.	With regard to item 2 in this notice, the board of directors of the Company proposed that the retiring directors, namely Ms. To Wai Bing, Mr. Lee Hon Ying, John and Mr. Mak Wing Sum, Alvin be re-elected as Directors of the Company. The biographical details of these Directors are set out in Appendix II to the circular of the Company to the shareholders dated 14 April 2016.

6.	As at the date of this notice, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

I/We (Note 1)                                                                                                                                                                                                        of                                                                                                                                                                                                                        being the registered holder(s) of (Note 2)                                                                                                                 shares (the “Shares”) of Hong Kong Television Network Limited (the “Company”), HEREBY APPOINT (Note3) THE CHAIRMAN OF THE MEETING or                                                                                                                                                                                                                          of                                                                                                                                                                                                                         as my/our proxy to attend and act for me/us and on my/our behalf at the annual general meeting (the “Meeting”) of the Company to be held at Theatre B, 22nd Floor, United Centre, 95 Queensway, Hong Kong on Thursday, 19 May 2016 at 11:00 a.m. (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the ordinary resolutions as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated(Note 4):

	ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditor of the Company for the year ended 31 December 2015.
2.	(a) To re-elect Ms. To Wai Bing as a director of the Company.

(b) To re-elect Mr. Lee Hon Ying, John as a director of the Company.

(c) To re-elect Mr. Mak Wing Sum, Alvin as a director of the Company.

(d) To authorise the board of directors of the Company to fix the directors’ remuneration.

3.	To re-appoint Messrs. KPMG as auditor of the Company and authorise the board of directors of the Company to fix their remuneration.

4.	To grant a general mandate to the directors to issue shares or securities convertible into shares of the Company.

5.	To grant a general mandate to the directors to repurchase shares of the Company.

6.	To extend the general mandate to the directors to issue shares and securities convertible into shares of the Company in the ordinary resolution No. 4 by the number of shares repurchased under the general mandate to the directors to repurchase shares in the ordinary resolution No. 5.

Date	Signature (Note 5)

Notes:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.
2.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).
3.	If any proxy other than the chairman of the Meeting is preferred, strike out “THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy does not need to be a member of the Company but must attend the Meeting in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“✓”) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“✓”) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.
6.	To be valid, this completed and signed form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, No. 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or any adjournment meeting, as the case may be.
7.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, then one of the said holders so present whose name stands first on the register of members of the Company in respect of such shares of the Company shall alone be entitled to vote in respect thereof.
8.	Completion and return of this form of proxy will not preclude you from attending and voting in person at the Meeting or adjourned meeting if you so wish.If you attend and vote at the Meeting, the authority of your proxy will be revoked.